UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 344rd  MEETING OF THE BOARD OF DIRECTORS

HELD ON MAY, 09th, 2018

1.         DATE, TIME AND PLACE: At 9 a.m., on May, 09th, 2018 at Engenheiro Miguel Noel Nascentes Burnier Road, nº.1755, Km 2.5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraph 1, Article 17 of the Bylaws.

4.         PRESIDING BOARD: Chairman – Bo Wen and Secretary – Gustavo Henrique de Aguiar Sablewski.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, with due abstentions from voting, unanimously resolved as follows:

(i)To elect the new Chairman of the Board of Directors, Mr. Bo Wen, and the Vice Chairman, Mr. Shirong Lyu, with a mandate beginning on today's date and ending at the Board of Directors' meeting held after the 2019 Ordinary General Meeting.

(ii)To take cognizance of the managerial highlights and material facts occurred since the last meeting of the Board of Directors, as reported by the Chief Executive Officer.

(iii) To approve the disclosure by the Company that  Mrs. Ran Zhang, Chinese, married, accountant, bearer of passport N° PE0935049 and RNE Identity Card N° G299542-J, enrolled with CPF/MF under N° 063.980.997-96, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with office located at Avenida Presidente Vargas, no. 955, elected as a Fiscal Council member in the Annual Shareholders Meeting held on April, 27th, 2018,  qualifies as Financial Expert, in accordance with Section 407 of the  Sarbane-Oxley Act and with the rules of the Securities Exchange Commission (SEC) applicable to the foreign companies listed in the United States stock exchange.

(iv) To elect, without prejudice of the term of office of the Company’s current Executive Officers, which remain valid and in force,   Mr. Yuehui Pan, Chinese, married, accountant, with residence in the city of Campinas, State of São Paulo,  to the position of Deputy Chief Financial Officer, with commercial address at Rodovia Engenheiro Miguel Noel Nascentes Burnier, N. 1755 – 2.5 Km, in the city of Campinas, State of São Paulo, to the position of Deputy Chief Financial Officer of the Company, with unified term of office from his investiture until the Board of Directors Meeting held after the 2019’s Annual General Meeting.

The Board of Executive Officers’ composition is consigned herein: Andre Dorf,  Chief Executive Officer; Yumeng Zhao, Deputy Chief Executive Officer; Gustavo Estrella, Financial and Investor Relations Vice-President; YueHui Pan, Deputy Chief Financial Officer; Wagner Luiz Schneider de Freitas, Business Operation Executive Vice-President; Karin Regina Luchesi, Market Operations Executive Vice-President; Luis Henrique Ferreira Pinto, Regulated Operations Executive Vice-President; Gustavo Pinto Gachineiro, Legal & Institutional Relations Vice-President

(v) To recommend, in terms of Resolution N. 2018059-E, the favorable vote for the Company’s representatives in the administrative bodies of its subsidiary CPFL Telecom  to the sale of materials and equipment from CPFL Telecom to Companhia Paulista de Força e Luz (“CPFL Paulista”) and to Companhia Piratininga de Força e Luz, subject to ANEEL's consent.

(vi) To recommend, in terms of Resolution N. 2018065-E, the favorable vote of its representatives at the General Shareholders' Meetings of the following subsidiaries: CPFL Comercialização Brasil S.A. ("CPFL Brasil"), CPFL Planalto Ltda. ("CPFL Planalto"), CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul"), Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional"); and CPFL Brasil Retailer S.A. ("CPFL Brasil Varejista"), jointly known as "Comercializadora CPFL", to (i) approve the renewal of the limit for the realization of transactions for the purchase and sale of energy; and (ii) to ratify the purchase and sale of energy made from April 26th, 2018.

(vii) To approve, in terms of Resolution N. 2018064-E,  a new Policy of conditions for the return of free consumers to the regulated market of CPFL Distribution Companies (“DisCos”) in less than five (5) years (period established by the current legislation), considering that the following conditions must be cumulatively fulfilled: (i) the impact of the consumer´s return to the regulated market cannot lead the Distribution Company (“DisCo”) to an overcontracting level below 2% (two per cent) of its load, which shall be verified by the Planning and Energy Management of DisCos Department – RP, taking under consideration that whether more than one consumer requests the return, the arriving order of the requests will be considered; (ii) discharge of any delinquencies that may be pending with the DisCo, to be verified by the Commercial Department - RC; (iii) waiver of any legal proceedings filed against the DisCo, determination made by the Legal Department - IJ;  (iv) the return to the regulated market must be executed through an agreement concluded  in the context of the ANEEL’s mediation, which shall contain a refund clause regarding the pending debts originated by the apportionment done by the Clearing House (“CCEE”) when the agent is shutdown, a process conducted by the Regulatory Affairs Department – RR; and (v) evaluation of the consumer's financial situation ("rating") for the correct definition of the type of payment guarantee that should be required, made by the Corporate Finance Department - FF. For each request of return to the regulated market, the business areas of the responsible DisCo must analyze if the consumer who requested the return fulfills cumulatively all the conditions above and, whether all the conditions are met, the DisCo may evaluate if they will accept the return or not. If the consumer partially meets the abovementioned conditions, its return will not be accepted. At this moment, the agreement concluded into ANEEL´s Mediation must be signed by 2 (two) legal representatives of the Distribution Company to which the client is returning. The verification of the fulfillment of the above requirements must be evaluated by the Executive Officers Meeting of Subsidiaries Companies.

In the specific cases of return response of companies or institutions in which judicial recovery or the provision of some service of an essential and effective nature, keeping them connected to Disco’s system, the conditions (ii) and (iv) abovementioned may be disregarded and, consequently, not fulfilled by the client, given that all the remaining conditions are duly fulfilled. All cases of return must be informed to the Board of Executive Officers of DisCos and of CPFL Energia S.A. whenever they happen.

The following items were presented: (a) Quartely Financial Information (ITR) – 1Q, with the presence of the external auditors representatives; (b) Report of Annual Tariff Readjustment (CPFL Paulista and RGE Sul Distribuidora de Energia S.A.); (c) Status CPFL Inova; (d) Business Development Follow Up; and (e) Monthly Results (March).

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Andre Dorf, Mr. Yang Qu, Mr. Yumeng Zhao, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes, Mr. Gustavo Sablewski (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, May 09th, 2018.

Bo Wen

Chairman

Gustavo Sablewski

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 18, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.